SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 08, 2013

Chunghwa Telecom Co., Ltd.

(Translation of registrant's name into English)

21-3 Hsinyi Road Sec. 1, Taipei, Taiwan, 100 R.O.C.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.
Date : February 08, 2013	By:	/s/ Shu Yeh
	Name:	Shu Yeh
	Title:	Senior Executive Vice President CFO

Exhibit Index

Exhibit No.	Description
EX-2.	Explanation of the report that the Company actively focuses on mobile internet

EX-3.	Replacement of Representative Juristic-Person Director

EX-4.	Financial forecast for 2013

EX-5.	Replacement of member of Compensation Committee

EX-99.	To announce the procurement of MOD STB equipment

EX-7.	Explanation of the report that the Company does not rule out the possibility of distributing

EX-9.	Clarification of the Next Magazine's report regarding the Company's procurement of 3G systems

EX-10.	To announce the Company's January 2012 revenues

EX-11.	January 2013 sales

EX-1.	Chunghwa Telecom holds investor conference for FY 2012 operation results

EX-8.	Chunghwa Telecom holds a non-deal roadshow in Hong Kong